Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in connection with the beneficial ownership of shares of common stock, $0.001 par value per share, of ACRES Commercial Realty Corp., the undersigned hereby agree to the joint filing on behalf of such persons of all filings, including the filing of a Schedule 13D and all amendments thereto under the Exchange Act, required under the Exchange Act pursuant to which joint filing statements are permitted.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be executed as of May 11, 2022.

ACRES Share Holdings, LLC

By: /s/ Jaclyn Jesberger__________
   Vice President

ACRES Capital, LLC

By: /s/ Jaclyn Jesberger__________
   Chief Legal Officer

ACRES Capital Corp.

By: /s/ Jaclyn Jesberger__________
   Secretary